SEI Investments Distribution Co.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018   Schedule III

(in thousands of dollars)

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of December 31, 2008) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3 $ —

Number of items   —

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2008, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 $ —

Number of items   —

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.